AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FEBRUARY 14, 2005
                           REGISTRATION NO. 333-121546
--------------------------------------------------------------------------------
                                   ----------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 AMENDMENT NO. 1
                                       ON
                                    FORM S-2
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                              E.DIGITAL CORPORATION
                 (Name of small business issuer in its charter)

                                   ----------

            DELAWARE                                      33-0865123
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                         13114 EVENING CREEK DRIVE SOUTH
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 679-1504
              (Address and telephone number of principal executive
                    offices and principal place of business)

                                   ----------

                     ATUL ANANDPURA, CHIEF EXECUTIVE OFFICER
                              E.DIGITAL CORPORATION
                         13114 EVENING CREEK DRIVE SOUTH
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 679-1504
            (Name, address and telephone number of agent for service)

                                    Copy to:
                              CURT C. BARWICK, ESQ.
                         HIGHAM, MCCONNELL & DUNNING LLP
                            15 ENTERPRISE, SUITE 360
                          ALISO VIEJO, CALIFORNIA 92656
                                 (949) 900-4400
                             COUNSEL FOR THE COMPANY

                                   ----------

                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
              SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE
                    REGISTRATION STATEMENT BECOMES EFFECTIVE.

      IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933 CHECK THE FOLLOWING BOX: |X|

      IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS, OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF, PURSUANT TO ITEM 11(A)(1) OF THIS FORM, CHECK THE FOLLOWING BOX: |X|

      IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

      IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. |_|

      IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(D) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. |_|

      IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, CHECK THE FOLLOWING BOX. |_|

                                                 CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED              PROPOSED
                                                                         MAXIMUM              MAXIMUM
     TITLE OF EACH CLASS OF                       AMOUNT TO          OFFERING PRICE          AGGREGATE          REGISTRATION
SECURITIES TO BE REGISTERED                     BE REGISTERED         PER UNIT (2)      OFFERING PRICE (2)           FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value                 17,164,738 Shares(1)     $0.27              $4,634,479.26        $546
---------------------------------------------------------------------------------------------------------------------------------
Previously Paid                                                                                                $546
---------------------------------------------------------------------------------------------------------------------------------
Total Due                                                                                                      $0
=================================================================================================================================

(1) Includes the registration for resale of the following: (i) 11,294,738 shares of common stock issuable upon conversion of Series EE preferred stock issued in a private placement in November 2004 and (ii) 5,870,000 shares of common stock issuable upon exercise of warrants issued to the selling stockholders in connection with the above-referenced Series EE preferred stock private placement and another previous private placement.

(2) This figure is an estimate made solely for the purpose of calculating the registration fee pursuant to Rule 457(c). The average of the bid and asked prices for the common stock on December 15, 2004, as reported by the OTC Bulletin Board, was $0.27

      THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------

PROSPECTUS

                                17,164,738 SHARES

                              E.DIGITAL CORPORATION

                                  COMMON STOCK

            This prospectus relates to the public offering, which is not being underwritten, of up to 17,164,738 shares of e.Digital Corporation common stock which may be offered and sold from time to time by the selling stockholders identified in this prospectus. e.Digital Corporation will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed in the over-the-counter market on the National Association of Securities Dealers OTC Electronic Bulletin Board System under the symbol "EDIG." The closing sale price of the common stock, as reported on the National
Association of Securities Dealers OTC Electronic Bulletin Board System on February 10, 2005, was $0.20 per share.

            The shares of common stock described in this prospectus are issuable to the selling stockholders upon the conversion of shares of Series EE preferred stock and the exercise of warrants issued in connection with the company's Series EE preferred stock and 12% Subordinated Promissory Note financings. The securities had been acquired from us on or about July 1, 2004 and November 30, 2004, respectively, in private transactions and are considered "restricted securities" under the Securities Act of 1933. We received gross proceeds of $1,850,000 from the sale of the Series EE preferred stock and may receive up to an additional $2,035,000 upon full exercise of the warrants. This prospectus registers the shares of common stock under the Securities Act of 1933 and allows for future sales by the selling stockholders to the public without restriction. We have agreed to pay for the preparation and filing of the registration statement and this prospectus. More information is provided in the section entitled "Selling Stockholders."

            The selling stockholders may sell the shares in public or private transactions, on or off the National Association of Securities Dealers OTC Electronic Bulletin Board System, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers  or through  brokers or  dealers.  Brokers  or  dealers  may  receive compensation in the form of discounts, concessions or commissions from the selling stockholders. The selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions received by a broker or dealer in connection with resales of the shares may be deemed to be underwriting commissions or discounts under the Securities Act. More information is provided in the section entitled "Plan of Distribution."

            Information contained in this prospectus is not complete and may be changed. These securities may not be sold to you until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

                                   ----------

            THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS," BEGINNING ON PAGE 5.

            NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                February __, 2005

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.............................................................3
RISK FACTORS...................................................................5
USE OF PROCEEDS...............................................................10
SELLING STOCKHOLDERS..........................................................10
PLAN OF DISTRIBUTION..........................................................14
DIVIDEND POLICY...............................................................15
LEGAL MATTERS.................................................................15
EXPERTS.......................................................................15
WHERE YOU CAN GET MORE INFORMATION............................................15
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
  LIABILITIES.................................................................17

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, especially the risks of investing in our common stock discussed under the caption "Risk Factors" and our financial statements and notes thereto appearing elsewhere in this prospectus.

                                   THE COMPANY

            THE   FOLLOWING   DISCUSSION   CONTAINS   CERTAIN    FORWARD-LOOKING
STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY. SEE "RISK FACTORS - IMPORTANT FACTORS RELATED TO FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS."

GENERAL

            e.Digital Corporation is a holding company that operates through a wholly-owned California subsidiary of the same name and is incorporated under the laws of Delaware. The Company offers engineering services, as well as complete reference designs and technology platforms with a focus on digital video/audio and player/recorders.

            We offer our engineering services and technologies to business customers with a focus on developing digital video, music, and voice players/recorders with potential wireless capabilities using the latest in digital storage media (a device used to store data) and technology. Our business customers license or purchase our products or our technology to embed in their own products. We offer complete reference designs (working, full-featured designs sometimes implemented as prototypes that can be customized to a customers' preferred look and feel or branded and sold as they are, according to the customer's wishes) and technology platforms (basic working technology that can be developed into a finished consumer product, or incorporated into an existing consumer product design) for private labeling. We may sometimes integrate our unique or proprietary features and/or technology into new products for their product lines. We focus our marketing efforts on business customers in various digital processing markets including digital image and video/audio and other electronic product markets.

            We have relationships with manufacturers with facilities in the United States, China and Korea. We have expertise in developing, performing and overseeing manufacturing processes. We apply our technology and expertise in providing manufacturing supervision, documentation, and quality control services to products for our business customers.

            Services offered include custom hardware, firmware (an instruction set programmed into a chip which determines the product's functionality and user interface), software development, technology platform development, product design, manufacturing services, fulfillment services, warranty services, and licensing of our patented file management systems. Our revenues may result from the sale of products, product royalties, fees from engineering services, industrial order fulfillment, technical support services, warranty services and/or design services. In some cases, we rely on outside subcontractors to perform services including manufacturing, testing and certification, industrial design, and assembly.

            Our company, then known as Norris Communications, was incorporated in the Province of British Columbia, Canada on February 11, 1988 and on November 22, 1994 changed its domicile to the Yukon Territory, Canada. On August 30, 1996, we filed articles of continuance to change our jurisdiction to the State of Wyoming, then on September 4, 1996, reincorporated in the State of Delaware. On January 13, 1999, the stockholders approved a name change to e.Digital Corporation. Our principal executive offices and primary operating facilities are located at 13114 Evening Creek Drive South, San Diego, California 92128 and our telephone number is (858) 679-1504. Our Internet site is located at WWW.EDIG.COM. Information contained in our Internet site is not part of this prospectus.

RECENT DEVELOPMENTS

            During the period commencing November 19, 2004 and terminating November 30, 2004, the company issued 18,750 shares of 8% Series EE preferred stock for gross cash proceeds of $1,875,000. The stated dollar amount of Series EE preferred stock, is convertible into fully paid and nonassessable shares of common stock at a conversion price of $0.25 per share which is fixed for the first 90 days following the original issue date, and commencing 90 days following the original issue date, the conversion price shall equal the lower of
(i) $0.25 and (ii) 85% of the average of the volume weighted average price per share of any ten days during the twenty consecutive trading days immediately preceding the conversion date. The maximum number of shares of common stock that the company is required to issue upon conversions of the Series EE preferred stock and payment of dividends thereon in shares of common stock is 11,294,738, except as may be subsequently modified as a consequence of certain possible penalties and other adjustments. The Series EE preferred stock shall be subject to automatic conversion on or about November 18, 2006 subject to certain conditions. At December 31, 2004, the Series EE Stock was convertible into approximately 7,469,648 shares of common stock. The company also issued to the purchasers of the Series EE preferred stock, warrants to purchase 4,070,000 shares of common stock at $0.50 per share until November 18, 2007. The company incurred total placement agent fees of approximately $129,500 in cash and, in connection therewith, issued to such placement agent 370,000 warrants.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THE OFFERING

Common stock underlying the Series EE preferred stock ..  11,294,738 shares

Common stock underlying Series EE warrants .............  4,070,000 shares

Common stock underlying other warrants .................  1,800,000 shares

Use of  Proceeds .......................................  All proceeds  from the
                                                          sale  of  the   shares
                                                          underlying  the Series
                                                          EE preferred stock and
                                                          warrants    will    be
                                                          received     by    the
                                                          selling   stockholders
                                                          for      their     own
                                                          accounts.

Dividend  Policy .......................................  We do  not  anticipate
                                                          paying     any    cash
                                                          dividends    in    the
                                                          foreseeable    future.
                                                          Any             future
                                                          determination  to  pay
                                                          dividends  will  be at
                                                          the  discretion of our
                                                          board of directors.


                                       4
--------------------------------------------------------------------------------

                                  RISK FACTORS

            An investment in the shares being offered hereby involves a high degree of risk. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus, in our most recent Form 10-K and in any other documents incorporated by reference into this prospectus from our other filings with the Securities and Exchange Commission.

Cautionary Note on Forward Looking Statements

            In addition to the other information in this prospectus, the factors listed below should be considered in evaluating our business and prospects. This prospectus contains a number of forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below and elsewhere herein, that could cause actual results to differ materially from historical results or those anticipated. In this report, the words "anticipates," "believes," "expects," "intends," "future" and similar expressions identify forward-looking statements. Readers are cautioned to consider the specific factors described below and not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that may arise after the date hereof.

FINANCIAL RISKS

            We Have a History of Losses and May Incur Future Losses. We have incurred significant operating losses in prior fiscal years and at December 31, 2004 had an accumulated deficit of $70 million. We had losses of approximately $3.5 million, $6.7 million and $5.8 million in fiscal 2004, 2003 and 2002, respectively. To date, we have not achieved profitability and given the level of operating expenditures and the uncertainty of revenues and margins, we will continue to incur losses and negative cash flows in future periods. The failure to obtain sufficient revenues and margins to support operating expenses could harm our business.

            We do not Anticipate Paying Dividends. We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to fund the development and growth of our business. An investment in our common stock, therefore, may be more suitable for an investor that is seeking capital appreciation rather than current yield and, as a consequence, may be more speculative. Accordingly, investors should not purchase our common stock with an expectation of receiving regular dividends. See "Dividend Policy" on page 14.

            We Expect Our Operating Results To Fluctuate Significantly - Our quarterly and annual operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation is a result of a variety of factors, including the following:

            o Unpredictable demand and pricing for our contract development services

            o Market acceptance of our business customers' products by end users

            o Uncertainties with respect to future customer product orders, their timing and the margins to be received, if any

            o     Fluctuations in operating costs

            o     Changes in research and development costs

            o     Changes in general economic conditions

            o     Changes in technology

            o     Short product lifecycles

            We May Experience Product Delays, Cost Overruns and Errors Which Could Adversely Affect our Operating Performance and Ability to Remain Competitive. We have experienced development delays and cost overruns associated with contract development services in the past. We may experience additional delays and cost overruns on current projects or future projects. Future delays and cost overruns could adversely affect our financial results and could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Our technology, the results of our contract services and the products produced for our customers could contain errors that could cause delays, order cancellations, contract terminations, adverse publicity, reduced market acceptance of products, or lawsuits by our customers or others who have acquired our products, including customers branded products.

            We May Need to Obtain Additional Financing to Continue Operating our Business. We believe that with cash on hand and proceeds from existing development and production contracts and product sales, we have sufficient proceeds to meet cash requirements for the next nine months. However, we may need to raise additional funds to:

            o     Finance unanticipated working capital requirements

            o     Pay  for  increased   operating   expenses  or  shortfalls  in
                  anticipated revenues

            o     Fund increases in research and development costs

            o     Develop new technology, products or services

            o     Respond to competitive pressures

            o     Support strategic and industry relationships

            o     Fund the marketing of our products and services

            In the event additional funds are required, we cannot assure you that such additional financing will be available on terms favorable to us, or at all. If adequate funds are not available to us then we may not be able to continue operations or take advantage of opportunities. If we raise additional funds through the sale of equity, the sale of common stock hereunder, the percentage ownership of our stockholders will be reduced.

            Unless We Obtain Adequate Financing and Increase Our Revenues We May Be Unable to Continue as a Going Concern. We have experienced substantial reduction is cash, projected revenues and increased costs that adversely affected our results of operations and cash flows. Our company has suffered recurring losses from operations. This factor, in combination with (i) reliance upon debt and new equity financing to fund the continuing, losses from operations and cash flow deficits, (ii) material net losses and cash flow deficits from operations during fiscal 2004, fiscal 2003 and prior years and
(iii) the possibility that we may be unable to meet our debts as they come due, raise substantial doubt about our ability to continue as a going concern. Our company's ability to continue as a going concern is dependent upon our ability to obtain adequate financing and achieve a level of revenues, adequate to support our capital and operating requirements, as to which no assurance can be given. In the event we are unable to continue as a going concern, we may elect or be required to seek protection from our creditors by filing a voluntary petition in bankruptcy or may be subject to an involuntary petition in bankruptcy. To date, management has not considered this alternative, nor does management view it as a likely occurrence. Our auditors have included in their report an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern.

RISKS RELATED TO SALES, MARKETING AND COMPETITION

            We May Be Unable to Successfully Compete in the Electronic Products Market Which is Highly Competitive and Subject to Rapid Technological Change. We compete in the market for electronics products which is intensely competitive and subject to rapid technological change. The market is also impacted by evolving industry standards, rapid price changes and rapid product obsolescence. Our competitors include a number of large foreign companies with U.S. operations and a number of domestic companies, many of which have substantially greater financial, marketing, personnel and other resources. Our current competitors or new market entrants could introduce new or enhanced technologies or products with features that render the company's technology or products obsolete or less marketable, or could develop means of producing competitive products at a lower cost. Our ability to compete successfully will depend in large measure on our ability to maintain our capabilities in connection with upgrading products and quality control procedures and to adapt to technological changes and advances in the industry. Competition could result in price reductions, reduced margins, and loss of contracts, any of which could harm our business. There can be no assurance that we will be able to keep pace with the technological demands of the marketplace or successfully enhance our products or develop new products that are compatible with the products of the electronics industry.

            We Rely on a Limited Number of Customers for Revenue. Historically, a substantial portion of our revenues has been derived primarily from a limited number of customers. For the nine months ended December 31, 2004 and 2003, one customer accounted for approximately 98% of revenue and three customers accounted for 76.5% of revenues, respectively. The failure to receive orders for and produce products or a decline in the economic prospects of our customers or the products we may produce for sale may have a material adverse effect on our operations.

            If We Are Unsuccessful in Achieving Market Acceptance of Our Products, It Could Harm Our Business. Sales and marketing strategy contemplates sales of developed products to the electronics and computer software market by our customers. The failure of our company or its customers to penetrate their projected markets would have a material adverse effect upon our operations and prospects. Market acceptance of our products and those of our customers will depend in part upon our ability to demonstrate and maintain the advantages of our technology over competing products.

            We Have Limited Marketing Capabilities and Resources Which Makes It Difficult For Us To Create Awareness of and Demand for Our Products and
Technology. We have limited marketing capabilities and resources and are primarily dependent upon in-house executives for the marketing of our products, as well as our licensing business. Selling products and attracting new business customers requires ongoing marketing and sales efforts and expenditure of funds to create awareness of and demand for our technology. We cannot assure that our marketing efforts will be successful or result in future development contracts or other revenues.

            The Success of Our Business Depends on Emerging Markets and New Products. In order for demand for our technology, services and products to grow, the markets for portable digital devices, such as digital recorders and digital music players and other portable consumer devices, must develop and grow. If sales for these products do not grow, our revenues could decline. To remain competitive, we intend to develop new applications for our technology and develop new technology and products. If new applications or target markets fail to develop, or if our technology, services and products are not accepted by the market, our business, financial condition and results of operations could suffer.

            Development of New or Improved Products, Processes or Technologies May Render Our Technology Obsolete and Hurt Our Business. The electronics, contract manufacturing and computer software markets are characterized by extensive research and development and rapid technological change resulting in very short product life cycles. Development of new or improved products, processes or technologies may render our technology and developed products obsolete or less competitive. We will be required to devote substantial efforts and financial resources to enhance our existing products and methods of manufacture and to develop new products and methods. There can be no assurance we will succeed with these efforts. Moreover, there can be no assurance that other products will not be developed which may render our technology and products obsolete.

RISKS RELATED TO OPERATIONS

            We Depend On a Limited Number of Contract Manufacturers and Suppliers and Our Business Will Be Harmed By Any Interruption of Supply or Failure of Performance. We rely on one supplier for manufacturing our customer products... We depend on our contract manufacturer to (i) allocate sufficient capacity to our manufacturing needs, (ii) produce acceptable quality products at agreed pricing and (iii) deliver on a timely basis. If a manufacturer is unable to satisfy these requirements, our business, financial condition and operating results may be materially and adversely affected. Any failure in performance by our manufacturer for any reason could have a material adverse affect on our business. Production and pricing by such manufacturer is subject to the risk of price fluctuations and periodic shortages of components. We have no supply agreements with component suppliers and, accordingly, we are dependent on the future ability of our manufacturer to purchase components. Failure or delay by suppliers in supplying necessary components could adversely affect our ability to deliver products on a timely and competitive basis in the future.

            If We Lose Key Personnel or Are Unable to Attract and Retain Additional Highly Skilled Personnel Required For the Expansion of Our Activities Our Business Will Suffer. Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel and their ability to execute our strategy. The loss of the services of any of our senior level management, or certain other key employees, may harm our business. Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

            Because Some of Our Management are Part-Time and Have Certain Conflicts of Interest, Our Business Could Be Harmed. Our Vice President, Robert Putnam, is also a Vice President, Investor Relations of American Technology Corporation. As a result of his involvement with American Technology Corporation, Mr. Putnam has in the past, and is expected in the future to devote a substantial portion of his time to other endeavors and only part-time services to e.Digital. Certain conflicts of interest now exist and will continue to exist between e.Digital and Mr. Putnam due to the fact that he has other employment or business interests to which he devotes some attention and he is expected to continue to do so. It is conceivable that the respective areas of interest of e.Digital and American Technology Corporation could overlap or conflict.

RISKS RELATED TO INTELLECTUAL PROPERTY AND GOVERNMENT REGULATION

            Failing to Protect Our Proprietary Rights to Our Technology Could Harm Our Ability to Compete, as well as Our Results of Our Operations. Our success and ability to compete substantially depends on our internally developed software, technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark laws. Patent applications or trademark registrations may not be approved. Even when they are approved, our patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of these trademarks would be restricted unless we enter into arrangements with the third-party owners, which may not be possible on commercially reasonable terms or at all. We generally enter into confidentiality or license agreements with our employees, consultants and strategic and industry partners, and generally control access to and distribution of our software, technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. The steps we have taken may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. We have licensed, and we may license in the future, certain proprietary rights to third parties. While we attempt to ensure that our business partners maintain the quality of our brand, they may take actions that could impair the value of our proprietary rights or our reputation. In addition, these business partners may not take the same steps we have taken to prevent misappropriation of our solutions or technologies.

            We May Face Intellectual Property Infringement Claims That May Be Difficult to Defend and Costly To Resolve, Which Could Harm Our Business. Although we do not believe we infringe the proprietary rights of any third parties, we cannot assure you that third parties will not assert such claims against us in the future or that such claims will not be successful. We could incur substantial costs and diversion of management resources to defend any claims relating to proprietary rights, which could harm our business. In addition, we are obligated under certain agreements to indemnify the other party for claims that we infringe on the proprietary rights of third parties. If we are required to indemnify parties under these agreements, our business could be harmed. If someone asserts a claim relating to proprietary technology or information against us, we may seek licenses to this intellectual property. We may not be able to obtain licenses on commercially reasonable terms, or at all. The failure to obtain the necessary licenses or other rights may harm our business.

            Risks Related To Government Regulation, Content And Intellectual Property Government Regulation May Subject Us to Liability and Require Us To Change The Way We Do Business. Our business is subject to rapidly changing laws and regulations. Although our operations are currently based in California, the United States government and the governments of other states and foreign countries have attempted to regulate activities on the Internet. Evolving areas of law that are relevant to our business include privacy law, copyright law, proposed encryption laws, content regulation and import/export regulations. Because of this rapidly evolving and uncertain regulatory environment, we cannot predict how these laws and regulations might affect our business. In addition, these uncertainties make it difficult to ensure compliance with the laws and regulations governing the Internet. These laws and regulations could harm us by subjecting us to liability or forcing us to change how we do business.

RISKS RELATED TO TRADING IN OUR COMMON STOCK

            Investing in a Technology Stock (Such as Ours) May Involve Greater Risk Than Other Investments Due to Market Conditions, Stock Price Volatility and Other Factors. The trading price of our common stock has been subject to significant fluctuations to date, and will likely be subject to wide fluctuations in the future due to:

            o     Quarter-to-quarter variations in operating results

            o     Announcements   of   technological   innovations  by  us,  our
                  customers or competitors

            o New products or significant design achievements by us or our competitors

            o General conditions in the markets for the our products or in the electronics industry

            o     The price and availability of products and components

            o Changes in operating factors including delays of shipments, orders or cancellations

            o     General financial market conditions

            o     Market conditions for technology stocks

            o Litigation or changes in operating results or estimates by analysts or others

            o     Or other events or factors

            We do not endorse and accept any responsibility for the estimates or recommendations issued by stock research analysts or others from time to time or comments on any electronic chat boards. The public stock markets in general, and technology stocks in particular, have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many high technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock in the future.

            Low-Price Stocks and Stocks Traded on the OTC Electronic Bulletin Board are Subject to Special Regulations and may have Increased Risk. Our shares of common stock are traded on the OTC Electronic Bulletin Board, an electronic, screen-based trading system operated by the National Association of Securities Dealers, Inc. ("NASD"). Securities traded on the OTC Electronic Bulletin Board are, for the most part, thinly traded and are subject to special regulations not imposed on securities listed or traded on the NASDAQ system or on a national securities exchange. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, our common stock. Sales of substantial amounts of our outstanding common stock in the public market could materially adversely affect the market price of our common stock. To date, the price of our common stock has been extremely volatile with the sale price fluctuating from a low of $0.16 to a high of $0.43 in the last twelve months. In addition, our common stock is subject to Rules 15g-1-15g-6 promulgated under the Securities Exchange Act of 1934 that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally, a person with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with his or her spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell the company's securities and may affect the ability of investors to sell their securities in the secondary market. The Commission has also adopted regulations which define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the regulations require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock in the account and information on the limited market in penny stocks.

            Important Factors Related to Forward-Looking Statements and Associated Risks. This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 and we intend that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements include our plans and objectives of management for future operations, including plans and objectives relating to the products and our future economic performance. The forward-looking statements included herein are based upon current expectations that involve a number of risks and uncertainties. These forward-looking statements are based upon assumptions that we will design, manufacture, market and ship new products on a timely basis, that competitive conditions within the computer and electronic markets will not change materially or adversely, that the computer and electronic markets will continue to experience growth, that demand for the our products will increase, that we will obtain and/or retain existing development partners and key management personnel, that future inventory risks due to shifts in market demand will be minimized, that our forecasts will accurately anticipate market demand and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect, among other things, to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking information will be realized. In addition, as disclosed above, our business and operations are subject to substantial risks which increase the uncertainty inherent in such forward-looking statements. Any of the other factors disclosed above could cause our net sales or net income (or loss), or our growth in net sales or net income (or loss), to differ materially from prior results. Growth in absolute amounts of costs of sales and selling and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated in the forward-looking statements. Budgeting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure or other budgets, which may in turn affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

                                 USE OF PROCEEDS

            e.Digital Corporation will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

            The following table sets forth the selling stockholders, and the number of shares of common stock owned beneficially by them as of February 1, 2005 which may be offered pursuant to this prospectus. This information is based upon information provided to us by either the named selling stockholder or our transfer agent. Because the selling stockholders may offer all, some or none of their respective shares of common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided. The term "selling stockholder" includes the stockholders listed below and their transferees, pledgees, donees or other successors. Except as set forth below, none of the selling stockholders is currently an affiliate of e.Digital, and none of them has had a material relationship with e.Digital during the past three years.

            The  certificate  of  designation  governing the Series EE preferred stock and the warrants issued to each Series EE preferred stockholder each prohibit the holder thereof from converting the applicable shares of preferred stock or exercising the warrant to the extent that such conversion or exercise, as the case may be, would result in the holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of common stock following such conversion or exercise, as the case may be. Such restrictions may be waived by the holder of the Series EE preferred stock and/or the warrant as to itself upon not less than 61 days' notice to us. The number of shares of common stock listed as beneficially owned by each preferred stockholder represents the number of shares of common stock issuable to such preferred stockholder, subject to the limitation set forth above, upon (i) conversion of 18,750 shares of Series EE preferred stock, at a conversion price of $0.25, (ii) exercise of the warrants previously issued to certain of the selling stockholders in connection with their purchase of certain 12% subordinated promissory notes for the purchase (in the aggregate) of 2,000,000 shares of common stock, (iii) exercise of warrants issued to the Series EE preferred stockholders or the placement agent in conjunction with the sale of the Series EE preferred stock for the purchase (in the aggregate) of 17,164,738 shares of common stock. The warrants issued in connection with the Series EE preferred stock financing are sometimes referred to herein in the following table and notes as the "Series EE common stock warrants." The warrants issued in connection with the 12% subordinated promissory note financing are sometimes referred to herein in the following table and notes as the "12% note common stock warrants."

                                       COMMON        COMMON      COMMON   TOTAL COMMON                                    SHARES OF
                                        STOCK         STOCK       STOCK          STOCK     MAXIMUM                           COMMON
                                   UNDERLYING    UNDERLYING  UNDERLYING   BENEFICIALLY   NUMBER OF                            STOCK
                                    SERIES EE     SERIES EE      COMMON          OWNED      SHARES                     BENEFICIALLY
                                    PREFERRED  COMMON STOCK       STOCK         BEFORE     OFFERED                      OWNED AFTER
                                        STOCK      WARRANTS    WARRANTS       OFFERING      HEREBY                         OFFERING
                                        -----      --------    --------       --------      ------                         ---------
                                          (1)           (2)         (3)            (4)         (5)
SELLING STOCKHOLDER NAME               NUMBER        NUMBER      NUMBER         NUMBER      NUMBER              NUMBER            %
------------------------               ------        ------      ------         ------      ------              ------   -----------
Bristol Investment Fund, Ltd.       1,831,579       600,000          --      1,835,732   2,431,579    (6)           --            *
Basso Private Opportunity
Holding Fund, Ltd                   1,678,947       550,000          --      1,790,756   2,228,947    (7)      108,000            *
Basso Multi-Strategy Holding
Fund Ltd.                           5,952,632     1,950,000          --      5,966,132   7,902,632    (8)           --            *
AJW Partners, LLC                     195,368        64,000          --        195,812     259,368    (9)           --            *
New Millennium Capital Partners
II, LLC                                24,421         8,000          --         24,476      32,421   (10)           --            *
AJW Offshore, Ltd.                    500,632       164,000          --        501,768     664,632   (11)           --            *
AJW Qualified Partners, LLC           500,632       164,000          --        501,768     664,632   (12)           --            *
Rock Capital Partners                 305,263       100,000          --        305,424     405,263   (13)           --            *
Michael Stone                         152,632        50,000          --        152,712     202,632   (14)           --            *
Robert Seguso                         152,632        50,000          --        152,712     202,632   (15)           --            *
Michael Hamblett                           --       174,000          --        246,000     174,000   (16)       72,000            *
Anthony Spatacco Jr.                       --        87,000          --        105,000      87,000   (17)       18,000            *
Imtiaz Khan                                --         2,500          --          2,500       2,500   (18)           --            *
Bruce Meyers                               --         2,500          --          2,500       2,500   (19)           --            *
Terrence Brown                             --        15,000          --         15,000      15,000   (20)           --            *
Meyers Associates, LP                      --         2,000          --          2,000       2,000   (21)           --            *
Starboard Capital Markets, LLC             --        87,000          --        166,200      87,000   (22)       79,200            *
David A Polis Trust dated 6/28/01          --            --      50,000        150,579      50,000   (23)      100,579            *
Eric N. Polis Trust                        --            --     100,000        512,144     100,000   (24)      412,144            *
Jerry E. Polis Family Trust                --            --     250,000      7,984,166     250,000   (25)    7,734,166         4.5%
Victor Gabourel                            --            --     100,000        455,667     100,000   (26)      355,667            *
Robert Kaplan                              --            --     100,000        100,000     100,000   (27)           --            *
Richard Daniels                            --            --     100,000      2,593,512     100,000   (28)    2,493.512         1.5%
Wayne Opperman                             --            --     300,000        366,667     300,000   (29)       66,667            *
James & Josephine Zolin, JTWROS            --            --     400,000      1,608,333     400,000   (30)    1,208,333            *
Sunrise Capital, Inc                       --            --     400,000      2,177,881     400,000   (31)    1,777,881         1.1%
                                 --------------------------------------                 ----------
                                   11,294,738     4,070,000   1,800,000                 17,164,738
                                 ======================================                 ==========

1. Represents shares of common stock issuable upon conversion of an aggregate of 18,500 shares of Series EE preferred stock assuming a conversion price of $0.19 per share and assuming the shares are held to the November 18, 2006 end of their term. The holders of our outstanding shares of Series EE preferred stock may convert these shares into shares of our common stock at a conversion price of $0.25 for a period of ninety days following the original issue date and, thereafter, at the lower of (i) $0.25 and (ii) 85% of the Volume weighted average price per share of any ten day during the twenty consecutive trading days immediately preceding the conversion date; provided, however, that the Conversion Price shall not under any circumstances be less than $0.19. The conversion value of the Series EE preferred stock is the original purchase price, increased by 8% per year from the original issue date in November 2004. The actual number of shares of common stock issuable upon conversion of the Series EE preferred stock may be less than that set forth in the chart depending on when conversion occurs.

2. Includes shares of common stock issuable upon exercise of warrants issued to the purchasers of Series EE preferred stock. The Series EE common stock warrants are exercisable at $0.50 per common share for three years following the applicable original issue date (i.e. will terminate in November 2007).

3. Includes shares of common stock that the selling stockholders have the right to acquire pursuant to the exercise of warrants issued to the purchasers of 12% subordinated promissory notes. The 12% note warrants are exercisable at $0.25 per common share until June 30, 2007.

4. Includes shares of common stock issuable on conversion of the Series EE preferred stock assuming a conversion price of $0.19 per share with dividends to February 14, 2005 and exercise of the Series EE warrants and 12% note common stock warrants (see Notes 1, 2 and 3).

5. Includes shares of common stock that the selling stockholders have the right to acquire pursuant to the exercise of warrants and the conversion of the shares of Series EE preferred stock. The actual number of shares obtained on conversion of Series EE preferred stock may be less than the number listed depending on the date of conversion and the market price of our stock at the conversion date.

6. 3,000 shares of Series EE preferred stock are owned of record by the selling stockholder. Paul Kessler, as Director and Manager of Bristol Capital Advisors, LLC the investment manager to Bristol Investment Fund, Ltd., and has sole voting and investment power with respect to the securities held.

7. 2,750 shares of Series EE preferred stock are owned of record by the selling stockholder. DKR Capital Partners L.P. ("DKR LP") is a registered investment advisor with the Securities and Exchange Commission and as such, is the investment manager to Basso Private Opportunity Fund Ltd. For shares included in this Registration Statement, DKR LP has retained Basso Ltd. ("Basso") to act as the portfolio manager to the fund. As such DKR LP and Basso have shares dispositive and voting power over the securities. Howard I. Fischer is president of Basso and is named as authorized signatory.

8. 9,750 shares of Series EE preferred stock are owned of record by the selling stockholder. DKR LP is a registered investment advisor with the Securities and Exchange Commission and as such, is the investment manager to Basso Multi-Strategy Holding Fund Ltd . For shares included in this Registration Statement, DKR LP has retained Basso to act as the portfolio manager to the fund. As such DKR LP and Basso have shares dispositive and voting power over the securities. Howard I. Fischer is president of Basso and is named as authorized signatory.

9. 320 shares of Series EE preferred stock are owned of record by the selling stockholder. Corey Ribotsky, investment Manager of AJW Partners, LLC, New Millenium Capital Partners II, LLC, AJW Offshore Ltd and AJW Qualified Partners LLC is believed by us to have sole voting and investment power with respect to the securities held.

10. 40 shares of Series EE preferred stock are owned of record by the selling stockholder. Corey Ribotsky, investment Manager of AJW Partners, LLC, New Millenium Capital Partners II, LLC, AJW Offshore Ltd and AJW Qualified Partners LLC is believed by us to sole voting and investment power with respect to the securities held.

11. 820 shares of Series EE preferred stock are owned of record by the selling stockholder. Corey Ribotsky, investment Manager of AJW Partners, LLC, New Millenium Capital Partners II, LLC, AJW Offshore Ltd and AJW Qualified Partners LLC is believed by us to have sole voting and investment power with respect to the securities held.

12. 820 shares of Series EE preferred stock are owned of record by the selling stockholder. Corey Ribotsky, investment Manager of AJW Partners, LLC, New Millenium Capital Partners II, LLC, AJW Offshore Ltd and AJW Qualified Partners LLC is believed by us to have sole voting and investment power with respect to the securities held.

13. 500 shares of Series EE preferred stock are owned of record by the selling stockholder. Howard Chalfin. Manager of Rock Capital Partners, LLC is believed by us to have sole voting and investment power with respect to the securities held.

14. 250 shares of Series EE preferred stock are owned of record by the selling stockholder.

15. 250 shares of Series EE preferred stock are owned of record by the selling stockholder.

16. Includes warrants to purchase 174,000 common shares held by selling stockholder.

17. Includes warrants to purchase 87,000 common shares held by selling stockholder.

18. Includes warrants to purchase 2,500 common shares held by selling stockholder.

19. Includes warrants to purchase 2,500 common shares held by selling stockholder.

20. Includes warrants to purchase 15,000 common shares held by selling stockholder.

21.   Includes   warrants  to  purchase  2,000  common  shares  held  by  Meyers
      Associates, LP. Mr. Bruce Meyers is believed by us to have sole voting and investment power with respect to the securities held.

22. Includes warrants to purchase 87,000 common shares held by Starboard Capital Markets, LLC. Mr. James J. Dotzman, managing principal is believed by us to have sole voting and investment power with respect to the securities held.

23. Includes warrants to purchase 50,000 common shares held by David A Polis Trust, dated 6/28/01 Mr. David A Polis, trustee.

24. Includes warrants to purchase 100,000 common shares held by Eric N Polis Trust Mr. Eric Polis, trustee.

25. Includes warrants to purchase an aggregate of 250,000 common shares held by Jerry E. Polis Family Trust and Charlotte O. Polis in which Mr. Jerry
      E. Polis is trustee and is believed by us to have sole voting and investment power with respect to securities held.

26. Includes warrants to purchase 100,000 common shares held by selling stockholder.

27. Includes warrants to purchase 100,000 common shares held by selling stockholder.

28. Includes warrants to purchase 100,000 common shares held by selling stockholder.

29. Includes warrants to purchase an aggregate of 300,000 common shares held by Wayne Opperman and National Investments FBO Barbara Opperman in which Mr. Wayne Opperman and Ms. Barbara Opperman are believed by us to have joint voting and investment power with respect to securities held.

30. Includes warrants to purchase an aggregate of 400,000 common shares held by James and Josephine Zolin, JTWROS in which Mr. Zolin and Ms. Zolin are believed by us to have joint voting and investment power with respect to securities held.

31. Includes shares held by James A. Barnes and options exercisable within 60 days of February 1, 2005 on 400,000 common shares and warrants to purchase 400,000 common shares held by Sunrise Capital Inc. which Mr. Barnes serves as President and is believed by us to have sole voting and investment power with respect to securities held.

                              PLAN OF DISTRIBUTION

            The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Subject to contractual limitations, the selling stockholders may use any one or more of the following methods when selling shares:

            o ordinary brokerage transactions in which the broker-dealer solicits purchasers;

            o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

            o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

            o an exchange distribution in accordance with the rules of the applicable exchange;

            o     privately negotiated transactions;

            o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

            o     a combination of any such methods of sale; and

            o     any other method permitted pursuant to applicable law.

            The selling stockholders also may sell shares under Rule 144 of the Securities Act of 1933, if available, rather than under this prospectus.

            The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

            Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

            The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

            e.Digital Corporation is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders. We also have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

            Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares may not bid for or purchase shares of common stock during a period which commences one business day (five business days, if our public float is less than $25 million or its average daily trading volume is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. Such persons, in addition, will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M which provisions may limit the timing of purchase and sales of shares of our common stock.

                                 DIVIDEND POLICY

            We have never declared or paid any cash dividends on our common stock and do not currently intend to do so. We intend to retain any future earnings to support the development and growth of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, cash requirements, plans for expansion, contractual restrictions, if any, and other factors deemed relevant by the board of directors.

                                  LEGAL MATTERS

            The validity of the securities offered will be passed on for the company by Higham, McConnell & Dunning LLP, Aliso Viejo, California.

                                     EXPERTS

            The consolidated financial statements of e.Digital Corporation and subsidiary at March 31, 2003 and 2004 incorporated by reference in this Registration Statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of Singer Lewak Greenbaum & Goldstein LLP, as experts in accounting and auditing.

            The consolidated financial statements of e.Digital Corporation and subsidiary at March 31, 2002 incorporated by reference in this Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) and are incorporated by reference in reliance upon such report given on the authority of Ernst & Young, LLP, as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

            We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. In addition, such information may be accessed electronically at the Securities and Exchange Commission's web site on the Internet at www.sec.gov.

            The Securities and Exchange Commission allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. In addition, any information that we file with the Securities Exchange Commission after the date of this prospectus will update and supersede the information in this prospectus. You must look at each of the filings with the Securities Exchange Commission that have been incorporated by reference to determine if any of the statements in another document incorporated by reference has been modified or superseded. We incorporate by reference the documents listed below:

            o     Annual Report on Form 10-K for the year ended March 31, 2004;

            o Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004;

            o Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004;

            o Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2004;

            o     Current Report on Form 8-K filed July 1, 2004;

            o     Current Report on Form 8-K filed July 2, 2004;

            o     Current Report on Form 8-K filed October 28, 2004;

            o     Current Report on Form 8-K filed November 15, 2004;

            o     Current Report on Form 8-K filed November 19, 2004;

            o     Current Report on Form 8-K filed November 30, 2004;

            o     Current Report on Form 8-K filed December 22, 2004;

            o     Current Report on Form 8-K filed February 14, 2005; and

            o The description of our common stock contained in the Proxy Statement filed with the Securities and Exchange Commission on July 3, 1996 pursuant to Section 14(a) of the Securities Exchange Act of 1934, together with all amendments or supplements thereto filed for the purpose of updating such description.

            A copy of our Form 10-K and Form 10-Q for the quarterly period ended December 31, 2004 are being delivered with this prospectus. You may request a copy of any or all of the information that has been incorporated by reference in the prospectus at no cost, by writing or telephoning us at the following address or telephone number:

            e.Digital Corporation
            13114 Evening Creek Drive South
            San Diego, California 92128
            Attn:  Atul Anandpura, President and Chief Executive Officer
            (858) 679-1504

            THIS PROSPECTUS IS PART OF A LARGER REGISTRATION STATEMENT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

            As permitted by Delaware law, our Certificate of Incorporation provides that we will indemnify our officers, directors, employees and agents against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of us unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. We may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if we are so entitled.

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against
public  policy  as  expressed  in  the   Securities   Act  and  is,   therefore,
unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of e.Digital Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

            Pursuant to the General Corporation Law of Delaware, our Certificate of Incorporation excludes personal liability on the part of its directors to the company for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 174 of the General Corporation Law of Delaware, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

      Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fee), all of which will be borne by the Registrant, are as follows:

       Registration Fee                                              $    546
       Blue Sky Fees and Expenses                                    $  2,000
       Legal Fees and Expenses                                       $ 25,000
       Accounting Fees and Expenses                                  $ 20,000
       Miscellaneous Expenses                                        $  2,000
                Total                                                $ 49,546
                                                                     ========

Item 15.    Indemnification of Directors and Officers.

            Article TENTH of the Certificate of Incorporation of the company provides:

            "TENTH: The corporation shall, to the fullest extent legally permissible under the provisions of the Delaware General Corporation Law, as the same may be amended and supplemented, shall indemnify and hold harmless any and all persons whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him in connection with any action, suit or other proceeding in which he may be involved or with which he may be threatened, or other matters referred to in or covered by said provisions both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the corporation. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, Agreement or Resolution adopted by the stockholders entitled to vote thereon after notice."

            Our Bylaws provide that an officer, director, employee or agent is entitled to be indemnified for the expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him by reason of any action, suit or proceeding brought against him by virtue of his acting as such officer, director, employee or agent, provided he acted in good faith or in a manner he reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

            We have directors and officers liability insurance. The insurance policy covers liability for claims made against directors and officers for their wrongful acts involving errors, misstatements, misleading statements or acts or omissions or neglect or breach of duty, while acting in their individual or collective capacities for any matter claimed against them solely by reason of their being directors or officers of our company. The coverage includes damages, judgment, settlements and costs of legal actions, claims or proceedings and appeals therefrom but does not include fines or penalties imposed by law for matters which may be deemed uninsurable under the law.

            If Delaware law and California law are in conflict with regard to our power or obligation to indemnify, and the issue were to be contested in the Delaware and/or California, the legal outcome is unpredictable.

Item 16.    Exhibits.

            The exhibits are listed in the Exhibit Index.

Item 17.    Undertakings.

            The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

            Provided however, that paragraphs (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of post-effective amendment to this Registration Statement any of the securities being registered which remain unsold at the termination of the offering.

            The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the issuer's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            The undersigned Registrant hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on February 14, 2005.

                                                    e.Digital Corporation

                                             By: /s/ Alex Diaz
                                                 --------------------------
                                                     Alex Diaz,
                                                     Chairman of the Board

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Name                           Position                                    Date
          ----                           --------                                    ----


/s/ Alex Diaz               Chairman of the Board and Director                 February 14, 2005
-------------------------
Alex Diaz


/s/ Atul Anandpura          President, Chief Executive Officer                 February 14, 2005
-------------------------   and Director (Principal Executive Officer)
Atul Anandpura


/s/ Renee Warden            Chief Accounting Officer, Secretary and            February 14, 2005
-------------------------   Treasurer (Principal Financial and Accounting
Renee Warden                Officer)



/s/ Robert Putnam           Vice President and Director                        February 14, 2005
-------------------------
Robert Putnam


/s/Allen Cocumelli          Director                                           February 14, 2005
-------------------------
Allen Cocumelli


/s/Victor G. Ramsauer       Director                                           February 14, 2005
-------------------------
Victor G. Ramsauer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                  SEQUENTIAL DESCRIPTION

2.1 Share Exchange Agreement among the Company, Norcom Communications Corporation, and American Technology Corporation, dated for reference March 23, 1988 and filed as an Exhibit to the Company's Registration Statement on Form 10, as amended.

2.1.1 Amendment of Agreement among the Company, Norcom Communications Corporation, and American Technology Corporation, dated for reference March 23, 1988 and filed as an Exhibit to the Company's Registration Statement on Form 10, as amended.

2.2 Plan and Agreement of Reorganization among the Company, American Surface Mounted Devices, Inc. and ASMD, Inc., dated August 11, 1989 and filed as an Exhibit to the Company's Registration Statement on Form 10, as amended.

2.3 Plan and Agreement of Reorganization among the Company, Sage Microsystems, Inc., and Sage Micro, Inc., dated November 7, 1991 and filed as an Exhibit to the Company's Registration Statement on Form 10, as amended.

2.4         Plan and Agreement of Reorganization  among the Company,  C.A.D. Co.
            Engineering, Inc. and CADCO Design Group, Inc., dated June 1, 1992 and filed as an Exhibit to the Company's Registration Statement on Form 10, as amended.

2.5 Plan and Agreement of Reorganization between American Surface Mounted Devices, Inc. and Comp General Corporation, Inc., dated March 31 1995 and filed previously as an Exhibit to Registration Statement No. 33-92978.

2.6 Plan of Reorganization and Agreement of Merger, dated July 1996 and filed as Exhibit A to the Company's July 3, 1996 Proxy Statement.

3.1 Certificate of Incorporation of Norris Communications, Inc. (as amended through May 28, 1996) and filed as Exhibit B to the Company's July 3, 1996 Proxy Statement.

3.1.1 Certificate of Amendment of Certificate of Incorporation of Norris Communications, Inc. filed with the State of Delaware on January 14, 1998 and filed as Exhibit 3.1.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997.

3.1.2 Certificate of Amendment of Certificate of Incorporation of Norris Communications Inc. filed with the State of Delaware on January 13, 1999 and filed as Exhibit 3.1.2 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998.

3.2 Bylaws of the Company, filed as Exhibit C to the Company's July 3, 1996 Proxy Statement.

3.3 Certificate of Designation of Preferences, Rights and Limitations of Series A Redeemable Convertible Preferred Stock filed with the State of Delaware on September 19, 1997 and filed as Exhibit 3.3 to the Company's Current Report on Form 8-K dated October 3, 1997.

3.4 Certificate of Designation of Preferences, Rights and Limitations of Series B Redeemable Convertible Preferred Stock filed with the State of Delaware on June 24, 1999, and filed as Exhibit 3.4 to the Company's Annual Report on Form 10-KSB dated March 31, 1999.

3.5 Certificate of Designation of Preferences, Rights and Limitations of Series C Redeemable Convertible Preferred Stock filed with the State of Delaware on October 4, 2000 and filed as Exhibit 3.5 to the Company's Registration Statement on Form S-3 dated November 3, 2000.

3.6 Certificate of Designation of Preferences, Rights and Limitations of Series D preferred stock filed with the State of Delaware on December [23], 2002 and filed as Exhibit 3.6 to the Company's Current Report on Form 8-K dated December 30, 2002.

3.7 Certificate of Designation of Preferences, Rights and Limitations of Series E preferred stock filed with the State of Delaware on November 19, 2003 and filed as Exhibit 3.7 to the Company's Current Report on Form 8-K dated November 21, 2003.

3.8 Certificate of Designation of Preferences, Rights and Limitations of Series EE preferred stock filed with the State of Delaware on November 19, 2004 and filed as Exhibit 3.7 to the Company's Current Report on Form 8-K dated November 19, 2004.

4.1 Certificate of Incorporation of Norris Communications, Inc. (as amended through May 28, 1996) and filed as Exhibit B to the Company's July 3, 1996 Proxy Statement.

4.1.1 Certificate of Amendment of Certificate of Incorporation of Norris Communications, Inc. filed with the State of Delaware on January 14, 1998 and filed as Exhibit 3.1.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997.

4.1.2 Certificate of Amendment of Certificate of Incorporation of Norris Communications Inc. filed with the State of Delaware on January 13, 1999 and filed as Exhibit 3.1.2 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998.

4.1.3 Certificate of Designation of Preferences, Rights and Limitations of Series D preferred stock filed with the State of Delaware on December [23], 2002 and filed as Exhibit 3.6 to the Company's Current Report on Form 8-K dated December 30, 2002.

4.1.4 Certificate of Designation of Preferences, Rights and Limitations of Series E preferred stock filed with the State of Delaware on November 19, 2003 and filed as Exhibit 3.7 to the Company's Current Report on Form 8-K dated November 21, 2003.

4.1.5 Certificate of Designation of Preferences, Rights and Limitations of Series EE preferred stock filed with the State of Delaware on November 19, 2004 and filed as Exhibit 3.7 to the Company's Current Report on Form 8-K dated November 19, 2004.

4.2 Bylaws of the Company, filed as Exhibit C to the Company's July 3, 1996 Proxy Statement.

4.3 Form of Stock Purchase Warrant exercisable until November 2006 issued to seventeen accredited investors for an aggregate of 4,070,000 common shares (individual warrants differ only as to holder and number of shares) and filed as Exhibit 4.55 to the Company's Current Report on Form 8-K dated November 19, 2004.

4.4 Convertible Preferred Stock Purchase Agreement between the Company and the Series EE preferred stockholders dated as of November 18, 2004 and filed as Exhibit 4.53 to the Company's Current Report on Form 8-K dated November 19, 2004.

4.5 Registration Rights Agreement between the Company and the Series EE preferred stockholders dated as of November 18, 2004 and filed as
            Exhibit 4.54 to the Company's Current Report on Form 8-K dated November 19, 2004.

4.7 Form of 12% Subordinated Promissory Note due on July 1, 2005 between the Company and certain accredited investors (individual notes differ only as to amount) and filed as Exhibit 4.51 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

4.8 Form of Stock Purchase Warrant exercisable until June 30, 2007 issued to certain accredited investors for up to an aggregate of 2,000,000 common shares (individual warrants differ only as to holder and number of shares) and filed as Exhibit 4.52 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

5.1         Opinion of Higham, McConnell & Dunning LLP (previously filed).

23.1        Consent of Higham, McConnell & Dunning LLP, included in Exhibit 5.1.

23.2 Consent of Singer Lewak Greenbaum & Goldstein LLP, Independent Registered Public Accounting Firm.*

23.3        Consent  of  Ernst  &  Young  LLP,  Independent   Registered  Public
            Accounting Firm.*

24.1        Power of Attorney (previously filed).

* Except as otherwise indicated above, each exhibit marked with an asterisk is filed concurrently herewith. Each exhibit not marked with an asterisk is incorporated by reference to an exhibit previously filed by the Company as indicated above